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                                                                  EXHIBIT (a)(2)

                [LOGO OF AIR EXPRESS INTERNATIONAL CORPORATION]

                               November 19, 1999

To Our Stockholders:

  I am pleased to inform you that on November 15, 1999, Air Express International Corporation entered into a Tender Offer and Merger Agreement with Deutsche Post AG and DP Acquisition Corporation, a wholly owned subsidiary of Deutsche Post AG, pursuant to which DP Acquisition Corporation has commenced a cash tender offer to purchase all of the outstanding shares of Common Stock of Air Express International for $33 in cash. Under the Agreement, if the conditions to the Offer are met, including a tender of at least a majority of the Shares, the Offer will be followed by a Merger in which any remaining shares of Air Express International Common Stock will be converted into the right to receive the highest price paid per share pursuant to the Offer in cash, without interest.

  Your Board of Directors has unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, has approved the Offer and the Merger and unanimously recommends that the Air Express International stockholders accept the Offer and tender their shares of Air Express International Common Stock pursuant to the Offer. We believe that by teaming up, the two companies will be a formidable force worldwide. We also believe that this transaction generates excellent value for our stockholders.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Morgan Stanley Dean Witter, the financial advisor to Air Express International, that the $33 per share in cash to be received by the holders of Air Express International Common Stock in the Offer and the Merger is fair to such holders. The reference to the opinion of Morgan Stanley Dean Witter is qualified by the text of such opinion included as Exhibit (a)(1) to the attached Schedule 14D-9, which is incorporated by reference herein and should be read in its entirety.

  In addition to the attached Schedule 14D-9 relating to the Offer, enclosed is the Offer to Purchase dated November 15, 1999 of DP Acquisition Corporation, together with related materials, including a Letter of Transmittal to be used for tendering your shares of Air Express International Common Stock. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your shares.

                                     Very truly yours,


                                     /S/ Guenter Rohrmann
                                     _________________________
                                     Guenter Rohrmann
                                     President and CEO

[LOGO OF AIR FREIGHT FORWARDER]